Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Global Mofy AI Limited(formerly known as Global Mofy Metaverse Limited) on Form F-1 of our report dated January 31, 2024, with respect to our audits of the consolidated financial statements of Global Mofy AI Limited(formerly known as Global Mofy Metaverse Limited) as of September 30, 2023 and 2022 and for each of the years in the two-year period ended September 30, 2023. We also consent to the reference to our Firm under the heading “Experts” in such Registration Statement. We were dismissed as auditors on October 9, 2024, and, accordingly, we have not performed any audit or review procedures with respect to any financial statements included in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum Asia CPAs llp

New York, New York

December 4, 2024